Exhibit 21.1

Twist Bioscience Corporation Subsidiaries

Twist Bioscience Corporation has the following subsidiaries:

1.	Twist Bioscience Worldwide, a Cayman Islands exempted company.
2.	Genome Compiler Corporation, a Delaware corporation, which itself owns Twist Bioscience Israel Ltd. (formerly “Genome Compiler Israel Ltd.”), an Israeli company.
3.	Twist Bio Computing, LLC, a Delaware limited liability company.
4.	Twist Pharmaceutical Solutions, LLC, a Delaware limited liability company.
5.	Twist Bioscience Singapore PTE. LTD., a Singapore company, which itself owns Twist Bioscience (China) LLC, a Chinese limited liability company.
6.	iGenomX International Genomics, LLC, a Delaware limited liability company.
7.

Twist Bioscience Netherlands B.V., a private limited company incorporated under Dutch law, which itself owns each of Twist Bioscience UK Limited, a private limited company incorporated under the laws of England and Wales and Twist Bioscience Germany GmbH, a German limited liability company.